PGIM Investments LLC

655 Broad Street – 17th Floor
Newark, New Jersey 07102

December 14, 2018

The Board of Trustees
Prudential Investment Portfolios 9
655 Broad Street—17th Floor
Newark, New Jersey 07102

Re:  PGIM QMA Large-Cap Core Equity Fund (the Fund)

To the Board of Trustees:

PGIM Investments LLC (PGIM Investments) has contractually agreed through February 29, 2020 to limit net annual Fund operating expenses, exclusive of distribution and service (12b-1) fees and transfer agency expenses (including sub-transfer agency and networking fees), of each class of shares to 0.35% of the Fund’s average daily net assets. Separately, PGIM Investments has contractually agree, through February 29, 2020, to limit Total Annual Fund Operating Expenses to 1.58% of average daily net assets for Class B shares. These contractual waivers exclude interest, brokerage, taxes (such as income and foreign withholding taxes, stamp duty and deferred tax expenses), acquired fund fees and expenses, extraordinary expenses, and certain other Fund expenses such as dividend and interest expense and broker charges on short sales. Where applicable, PGIM Investments agrees to waive management fees or shared operating expenses on any share class to the same extent that it waives similar expenses on any other share class. In addition, Total Annual Fund Operating Expenses for Class R6 shares will not exceed Total Annual Fund Operating Expenses for Class Z shares. Fees and/or expenses waived and/or reimbursed by PGIM Investments may be recouped by PGIM Investments within the same fiscal year during which such waiver and/or reimbursement is made if such recoupment can be realized without exceeding the expense limit in effect at the time of the recoupment for that fiscal year. These waivers may not be terminated prior to February 29, 2020 without the prior approval of the Fund’s Board of Trustees.

Very truly yours,

PGIM INVESTMENTS LLC
By:/s/ Scott E. Benjamin
Name:Scott E. Benjamin
Title:Executive Vice President